Filed Pursuant to Rule 424(b)(3)

Registration No. 333-266277

PROSPECTUS SUPPLEMENT

To Prospectus dated October 3, 2022

Primary Offering of

Up to 12,412,500 Shares of Class A Common Stock

Issuable upon Exercise of Warrants

Secondary Offering of

Up to 75,537,500 Shares of Class A Common Stock

and

Up to 337,500 Warrants to Purchase Class A Common Stock

Mondee Holdings, Inc.

This prospectus supplement updates and supplements the information contained in the prospectus dated October 12, 2022 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our registration statement on Form S-1 (File No. 333-266277) with the information contained in our Current Report on Form 8-K which was filed with the Securities and Exchange Commission on October 21, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 12,412,500 shares of our Class A common stock, $0.0001 par value per share (the “Class A common stock”), which consists of (i) up to 12,075,000 shares of our Class A common stock that are issuable upon the exercise of 12,075,000 warrants (the “Public Warrants”) by the holders thereof and (ii) up to 337,500 shares of Class A common stock that are issuable upon the exercise of 337,500 warrants (the “Private Placement Warrants,” and together with the Public Warrants, the “Warrants”).

The Prospectus and this prospectus supplement also relate to the resale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 75,537,500 shares of Class A common stock, including (i) 337,500 shares of Class A common stock that may be issued upon the exercise of the Private Placement Warratns, (ii) 7,000,000 PIPE Shares (as defined in the Prospectus), (iii) 60,800,000 shares of Class A common stock issued to Mondee Holdings, LLC and its related entities, and (iv) up to 7,400,000 shares of Class A common stock issuable as Earn-out Shares (as defined in the Prospectus). We will not receive any proceeds from the sale of shares of Class A common stock or Private Placement Warrants by the Selling Securityholders pursuant to the Prospectus, except with respect to amounts received by us upon exercise of the Warrants.

You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

Our Class A common stock is currently listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “MOND”, and our Warrants are currently listed on The Nasdaq Global Market under the symbol “MONDW”. On October 18, 2022, the closing price of our Class A common stock was $7.67 and the closing price for our Public Warrants was $0.64.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 15 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 21, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 18, 2022

Mondee Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39943	88-3292448
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

10800 Pecan Park Blvd. Suite 315 Austin, Texas	78750
(Address of principal executive offices)	(Zip Code)

(650) 646-3320

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	MOND	The Nasdaq Stock Market LLC

Warrants to purchase Class A common stock	MONDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously announced, on September 16, 2022, Mondee Holdings, Inc. (the “Company”) commenced its offer to each holder of its outstanding public warrants and private placement warrants (collectively, the “Warrants”), each to purchase shares of its Class A common stock, par value $0.0001 per share, the opportunity to receive $0.65 in cash (the “Offer Purchase Price”), without interest, for each outstanding Warrant tendered by the holder pursuant to the offer (the “Offer to Purchase”).

In connection with the Offer, the Company solicited consents (the “Consent Solicitation”) from holders of outstanding Warrants to amend that certain Amended and Restated Warrant Agreement, dated as of July 18, 2022, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agent”), which governs all of the Warrants (the “Warrant Amendment”), to permit the Company to redeem each outstanding Warrant for $0.01 in cash, without interest (the “Redemption Price”), which Redemption Price is 98% less than the purchase price to be received in connection with the Offer to Purchase. The execution and delivery of the Letter of Transmittal and Consent in connection with the exchange of the public warrants and private placement warrants in connection with the Offer constituted the holder’s consent to the Warrant Amendment.

The Offer to Purchase and Consent Solicitation expired one minute after 11:59 P.M., Eastern Time, on October 17, 2022 (the “Expiration Date”), in accordance with its terms. Continental Stock Transfer & Trust Company, the depositary for the Offer, has indicated that as of the expiration date, (i) 10,741,390 outstanding public warrants, or approximately 89.1% of the outstanding public warrants, were validly tendered in and not withdrawn prior to the expiration of the Offer, and therefore such public warrants consented to the Warrant Amendment and (ii) none of the outstanding private placement warrants were validly tendered in and not withdrawn prior to the expiration of the Offer, and therefore none of the private placement warrants consents to the Warrant Amendment. The Company expects to accept all validly tendered Warrants for purchase and settlement on or before October 21, 2022. Because consents were received from holders of more than 50% of the Company’s public warrants, the Warrant Amendment was approved as it relates to the public warrants. Because no consents were received from any holder of the Company’s private warrants, the Warrant Amendment was not approved as it relates to the private placement warrants.

Accordingly, on October 18, 2022, the Company and the Warrant Agent entered into the Warrant Amendment, which permits the Company to redeem each public warrant that is outstanding upon the closing of the Offer for $0.01 in cash, without interest, which Redemption Price is approximately 98% less than the Offer Purchase Price.  Pursuant to the Warrant Amendment, the Company has the right to redeem not less than all of the public warrants at any time while such warrants are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the registered holders of the outstanding public warrants at least five days prior to the date of redemption fixed by the Company. The Company will exercise its right to redeem all remaining outstanding public warrants in accordance with the terms of the Warrant Amendment, and has fixed October 27, 2022 as the redemption date.

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 3.03	Material Modification to Rights of Security Holders

Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.03.

Item 5.07	Submission of Matters to a Vote of Security Holders.

Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.07.

Item 8.01	Other Events

On October 21, 2022, the Company issued a press release announcing the results of the Offer and Consent Solicitation described above. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

The information contained in Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits

Exhibit No.	Description
10.1	Amendment No. 1 to Amended and Restated Warrant Agreement, dated October 18, 2022, by and between Mondee Holdings, Inc. and Continental Stock Transfer & Trust Company.
99.1	Press Release, dated October 21, 2022.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONDEE HOLDINGS, INC.

Dated: October 21, 2022

	By:	/s/ Dan Figenshu
		Name:	Dan Figenshu
		Title:	Chief Financial Officer

Exhibit 10.1

AMENDMENT TO WARRANT AGREEMENT

This Amendment to Warrant Agreement (this “Amendment”) is made as of October 18, 2022 by and between Mondee Holdings, Inc., a Delaware corporation f/k/a ITHAX Acquisition Corp. (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), and constitutes an amendment to that certain Amended and Restated Warrant Agreement, dated as of July 18, 2022 (the “Existing Warrant Agreement”), between the Company and the Warrant Agent. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Existing Warrant Agreement.

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend the Existing Warrant Agreement with the written consent of the Registered Holders of a majority of the outstanding Public Warrants as it relates to the Public Warrants;

WHEREAS, the Company desires to amend the Existing Warrant Agreement to provide the Company with the right to redeem the Public Warrants for cash on the terms and subject to the conditions set forth herein; and

WHEREAS, following a consent solicitation undertaken by the Company, the Registered Holders of a majority of the outstanding Public Warrants have consented to and approved this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Existing Warrant Agreement as set forth herein.

1.       Amendment of Existing Warrant Agreement. The Existing Warrant Agreement is hereby amended by adding the new Section 6A thereto:

“6A 6A Redemption.

6A.1 Company Election to Redeem. Notwithstanding any other provision in this Agreement to the contrary, not less than all of the outstanding Public Warrants may be redeemed, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the Public Warrants, as described in Section 6A.2 below, for $0.01 in cash for every Public Warrant held by the holder thereof (the “6A Redemption Price”) (subject to equitable adjustment by the Company in the event of any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Common Stock).

6A.2 Date Fixed for, and Notice of, Redemption. In the event that the Company elects to redeem all of the Public Warrants, the Company shall fix a date for the redemption (the “6A Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than five (5) days prior to the 6A Redemption Date to the Registered Holders of the Public Warrants at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice.

6A.3 Exercise After Notice of Redemption. The Public Warrants may be exercised for cash only in accordance with subsection 3.3.1(a) of this Agreement at any time after notice of redemption shall have been given by the Company pursuant to Section 6A.2 hereof and prior to the 6A Redemption Date. On and after the 6A Redemption Date, the record holder of the Public Warrants shall have no further rights except to receive, upon surrender of the Public Warrants, the 6A Redemption Price.

2.	Miscellaneous Provisions.

2.1               Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.2               Applicable Law and Exclusive Forum. The validity, interpretation and performance of this Amendment shall be governed in all respects by the laws of the State of New York. Subject to applicable law, the parties hereby agree that any action, proceeding or claim against them arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submit to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this section will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

2.3               Counterparts. This Amendment may be executed in any number of counterparts, and by facsimile or portable document format (pdf) transmission, and each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute but one and the same instrument.

2.4               Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.5               Entire Agreement. The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signatures Appear on Following Page]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

MONDEE HOLDINGS, INC.

By:	/s/ Prasad Gundumogula
Name:	Prasad Gundumogula
Title:	Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Erika Young
Name:	Erika Young
Title:	Vice President

[Signature Page to Amendment to Warrant Agreement]

Exhibit 99.1

Mondee Announces Expiration and Results of Offer to Purchase and Consent Solicitation Relating to Its Warrants

AUSTIN, Texas October 21, 2022- Mondee Holdings, Inc. (Nasdaq: MOND) (“Mondee” or the “Company”), the high-growth, travel technology company and marketplace, with a portfolio of globally recognized platforms and brands in the leisure and corporate travel sectors, today announced that it successfully completed a tender process which, when combined with the contemplated redemption of untendered warrants, will lead to a simplified capital structure with no public warrants.

“We are pleased that, through this process, we will eliminate approximately 12 million public warrants, avoiding a source of potential dilution of our common equity. Long-term-oriented institutional investors that find Mondee’s story compelling, can now focus on our common stock without the distraction of another instrument offering equity upside,” said Chief Financial Officer Dan Figenshu.

Tender Process Details

Mondee’s offer to purchase (i) all of the Company’s outstanding warrants that were issued and sold as part of units in connection with ITHAX Acquisition Corp.’s initial public offering and subsequently adjusted in connection with the business combination between Mondee and ITHAX Acquisition Corp. (the “Public Warrants”) and (ii) the warrants that were privately issued and sold in connection with the ITHAX IPO based on exemption from registration under the Securities Act of 1933, as amended (the “Private Warrants, and together with the Public Warrants, the “Warrants”), for $0.65 per share (the “Offer”), expired at one minute after 11:59 p.m., Eastern Time, on October 17, 2022.

The Company also solicited consents (the “Consent Solicitation”) to amend the Amended and Restated Warrant Agreement, dated as of July 18, 2022 (the “Warrant Agreement”), by and between Mondee and Continental Stock Transfer & Trust Company (the “Transfer Agent”), which governs all of the Warrants, to permit Mondee to redeem each outstanding Warrant for $0.01 in cash, without interest, which is approximately 98% less than the price applicable to the Offer (such amendment, the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the adoption of the Warrant Amendment required the consent of holders of at least a simple majority of the outstanding Public Warrants as it relates to the Public Warrants and the consent of holders of at least a simple majority of the outstanding Private Placement Warrants as it relates to the Private Placement Warrants. In order to tender the Warrants in the Offer and receive $0.65 in cash for each of their Warrants, holders of the Warrants were required to execute the Consent Solicitation.

Mondee has been advised that a total of 10,741,390 public warrants were properly tendered and not properly withdrawn, which amounts to approximately 89.1% of the outstanding public warrants (none of the private placement warrants were properly tendered and not properly withdrawn). Pursuant to the terms of the Offer, the Company expects to pay an aggregate of $6,981,903.50 in cash in exchange for such warrants. Such payment will be made promptly. Holders of Warrants that were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation will receive $0.65 per share for each Warrant tendered by the holder and exchanged pursuant to the Offer. The Company expects to accept all validly tendered Warrants for exchange and settlement on or before October 21, 2022.

In addition, pursuant to the Consent Solicitation, the Company received the approval of holders of approximately 89.1% of the outstanding Public Warrants and none of the outstanding Private Placement Warrants to amend the Warrant Agreement, which exceeds the 50.1% required to effect the Warrant Amendment with respect to the Public Warrants and does not meet the 50.1% required to effect the Warrant Amendment with respect to the Private Warrants. The Company expects to execute the Warrant Amendment with respect to the Public Warrants concurrently with the settlement of the Offer, and thereafter, has announced that it will exercise its right in accordance with the terms of the Warrant Amendment, to acquire and retire all remaining untendered Public Warrants in exchange for $0.01 per share, and has fixed October 27, 2022 as the redemption date, following which no Public Warrants will remain outstanding.

The Offer and Consent Solicitation were made pursuant to an Offer to Purchase dated September 16, 2022, and Schedule TO, dated September 16, 2022 and amended on October 7, 2022, each of which have been filed with the U.S. Securities and Exchange Commission (“SEC”) and more fully set forth the terms and conditions of the Offer and Consent Solicitation.

The Company’s Class A common stock and Public Warrants are listed on The Nasdaq Stock Market LLC under the symbols “MOND” and “MONDW,” respectively. As of September 12, 2022, a total of 12,397,485 Warrants were outstanding.

Roth Capital Partners, LLC was the Dealer Manager for the Offer and Consent Solicitation, Morrow Sodali (“Morrow”) was the Information Agent for the Offer and Consent Solicitation, and Continental Stock Transfer & Trust Company was the Depositary for the Offer and Consent Solicitation. All questions concerning tender procedures and requests for additional copies of the offer materials, including the letter of transmittal and consent should be directed to Morrow at (800) 662-5200 (toll-free) or mond.info@investor.morrowsodali.com.

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Offer to Purchase will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed Morrow at (800) 662-5200 (toll-free) or mond.info@investor.morrowsodali.com.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the Warrants. The Offer and Consent Solicitation are being made only through the Schedule TO and Offer to Purchase, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Offer to Purchase.

Holders of the Warrants are urged to read the Schedule TO and Offer to Purchase carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

None of Mondee, any of its management or its board of directors, or the Dealer Manager or the Information Agent or Depositary or any other person makes any recommendation as to whether or not Warrant holders should tender Warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation. Warrant holders must make their own decision as to whether to tender their Warrants and, if so, how many Warrants to tender.

About Mondee

Mondee is a group of leading travel technology, service, and content companies driving disruptive innovative change in the leisure and corporate travel markets. They deliver a revolutionary technology platform of SaaS, mobile, and cloud products and services to a global customer base, processing over 50 million daily searches and multi-billion dollars of transactional volume yearly. The Company is connecting a network of 50,000+ leisure travel advisors and gig economy workers to 500+ airlines and over 1 million hotel and vacation rentals, packaged solutions and ancillary offerings. Founded in 2011, Mondee is headquartered in Austin, Texas, with 17 offices in the USA and Canada, and operations in India, Thailand, and Ireland. On July 18, 2022, Mondee completed a business combination with ITHAX Acquisition Corp., a former Cayman Islands exempted company, and has been trading as a publicly listed company on Nasdaq since July 19, 2022 under the ticker symbol “MOND”. For more information, please visit https://www.mondee.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of federal securities law. Forward-looking statements can be identified by words such as: “believe,” “can”, “"may,” “expects,” “intends,” “potential,” “plans,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding future growth, performance, business prospects and opportunities, future plans and intentions or other future events are forward looking statements. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. The Company cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, the ability to implement business plans, forecasts, and other expectations after the recently completed business combination between ITHAX Acquisition Corp. and Mondee Holdings II, Inc., the outcome of any legal proceedings that may be instituted against the Company or others and any definitive agreements with respect thereto, the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, the ability to meet Nasdaq’s listing standards, and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s registration statement on Form S-4 relating to the business combination declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 27, 2022, the Company’s Current Report on Form 8-K filed with the SEC on July 20, 2022, and in the Company’s subsequent filings with the SEC. There may be additional risks that the Company does not presently know of or that the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is being made, or to reflect the occurrence of unanticipated events.

For Further Information, Contact:

Public Relations
pr@mondee.com

Investor Relations
ir@mondee.com